Morgan Stanley & Co. LLC

Goldman, Sachs & Co.

c/o	Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Goldman, Sachs & Co.
200 West Street
New York, New York 10282

August 6, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Barbara C. Jacobs
Luna Bloom
Stephen Krikorian
Amanda Kim

Re:	Cvent, Inc.
Registration Statement on Form S-1
Filed on July 8, 2013
File No. 333-189837

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Cvent, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 P.M. Eastern Time on August 8, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 29, 2013:

(i)	Dates of Distribution: July 29, 2012 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 8,700

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 600

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO. Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Brett Klein
Name: Brett Klein
Title: Vice President

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]